Exhibit 77i

The Touchstone Variable Series Trust merged the Service Class of shares into the I class of shares for the following funds on April 27, 2009:

Money Market Fund
Conservative ETF Fund
Moderate ETF Fund
Aggressive ETF Fund
Enhanced ETF Fund

The Service Class shares no longer exist.